Exhibit 7

Computation of ratio of earnings to fixed charges (unaudited)

			$ million, except ratios
	2015	2014	2013	2012	2011
Earnings available for fixed charges:

Pre-tax income (loss) from continuing operations before adjustment for income or loss from joint ventures and associates(a) (b)	(11,382)	1,578	27,032	14,196	32,545
Fixed charges	2,689	2,924	3,021	2,971	2,808
Amortization of capitalized interest	298	327	226	145	44
Distributed income of joint ventures and associates	1,614	1,911	1,391	1,763	5,040
Interest capitalized	(179)	(185)	(238)	(390)	(349)
Preference dividend requirements, gross of tax	(2)	(2)	(2)	(3)	(3)
Income of non-controlling interests not incurring fixed charges	(25)	(2)	—	—	—

Total earnings available for fixed charges	(6,987)	6,551	31,430	18,682	40,085

Fixed charges:
Interest expensed	886	840	844	844	802
Interest capitalized	179	185	238	390	349
Rental expense representative of interest	1,622	1,897	1,937	1,734	1,654
Preference dividend requirements, gross of tax	2	2	2	3	3

Total fixed charges	2,689	2,924	3,021	2,971	2,808

Ratio of earnings to fixed charges	—	2.2	10.4	6.3	14.3

Deficiency of earnings to fixed charges	(9,676)	—	—	—	—
(a)	2015 includes a pre-tax charge of $11,956 million (2014 $819 million pre-tax charge, 2013 $469 million pre-tax charge, 2012 $5,014 million pre-tax charge and 2011 $3,742 million pre-tax credit) relating to the Gulf of Mexico oil spill.
(b)	2012 includes $709 million of dividends received from TNK-BP.

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